VEON Appoints Sebastian Rice as General Counsel Vitaly Shmakov promoted to the newly created Chief Investment Officer role Dubai, November 6, 2025: VEON Ltd. (Nasdaq: VEON), a global digital operator (“VEON” or the “Group”), today announces the appointment of Sebastian Rice as General Counsel of the Group, effective January 1, 2026. Sebastian will succeed the Group’s Acting General Counsel Vitaly Shmakov, who has been appointed as Chief Investment Officer, leading the Group’s mergers & acquisitions function. Anand Ramachandran, VEON’s Chief Corporate Development Officer, will continue in his current role with expanded investor relations and investor value creation responsibilities, also effective January 1, 2026. Sebastian joins VEON from Akin Gump Strauss Hauer & Feld LLP, where he has worked for the past 24 years. His most recent roles include Partner-in-Charge of the firm’s London and Geneva offices and Co-Head of the Corporate Practice. “I am excited to take on the role of General Counsel at VEON Group, an organization I hold in the highest regard, having worked closely with the team for many years. I look forward to joining VEON’s growing headquarters in Dubai, and to contributing to the Group’s growth agenda as VEON advances its digital operator transformation,” said Sebastian Rice. “We look forward to welcoming Sebastian to the VEON Leadership Team starting January 1, 2026. We are also delighted to announce the appointments of Vitaly and Anand to their new and expanded roles. Sebastian’s experience will be invaluable as VEON continues its digital operator transformation across the exciting frontier markets that we serve. Vitaly moves into his new role after nearly a decade within VEON across legal and M&A functions, and will be driving our growth portfolio with value-accretive transactions. Anand will lead our deepening investor engagement as we expand our work with capital markets across multiple geographies, as the largest Nasdaq-listed company with a Dubai headquarters, and the parent of Kyivstar, another Nasdaq-listed company,” said VEON Group CEO Kaan Terzioglu. About VEON VEON is a digital operator that provides services to more than 150 million connectivity customers and about 120 million monthly active digital users. Operating across five countries that are home to more than 6% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is headquartered in Dubai and listed on Nasdaq. For more information, visit: www.veon.com. Forward-Looking Statements This release contains “forward-looking statements”, as the phrase is defined in U.S. securities laws. The forward-looking statements in this release, including those related to VEON’s strategic and operational plans, growth and M&A initiatives and management structuring, involve risks, uncertainties and other factors which could cause actual results and performance to differ materially from those expressed by such statements. These risks include those relating to uncertainty over success of our strategic initiatives, among others discussed in our Annual Report on Form 20-F filed on April 25, 2025. The forward-looking statements contained herein speak only as of the date of this release and VEON disclaims any obligation to update them, except as required by U.S. federal securities laws. Contact Information Hande Asik Group Director of Communications pr@veon.com